SembCorp
Industries

02 APR -4 AM 8:5

Rule 12g3-2(b) File No. 825109

20 March 2002

02028238

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 19 OF 20.03.2002
Announcement No. 22

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of director:	K. Shanmugam
Date of notice to company:	20/03/2002
Date of change of interest:	18/03/2002
Name of registered holder:	K. Shanmugam
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares in Singapore Airlines Ltd

Shares held in the name of registered holder

No. of shares of the change:	5,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	14.40
No. of shares held before change:	12,000
% of issued share capital:	0
No. of shares held after change:	7,000
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	12,000
% of issued share capital:	0	0
No. of shares held after change:	0	7,000
% of issued share capital:	0	0
Total shares:	0	7,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/03/2002 to the SGX

MASNET No. 20 OF 20.03.2002
Announcement No. 23

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of director:	K. Shanmugam
Date of notice to company:	20/03/2002
Date of change of interest:	19/03/2002
Name of registered holder:	K. Shanmugam
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares in Singapore Airlines Ltd

Shares held in the name of registered holder

No. of shares of the change:	2,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	14.50
No. of shares held before change:	7,000
% of issued share capital:	0
No. of shares held after change:	5,000
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	7,000
% of issued share capital:	0	0
No. of shares held after change:	0	5,000
% of issued share capital:	0	0
Total shares:	0	5,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/03/2002 to the SGX

MASNET No. 21 OF 20.03.2002
Announcement No. 24

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of director:	K. Shanmugam
Date of notice to company:	20/03/2002
Date of change of interest:	19/03/2002
Name of registered holder:	K. Shanmugam
Circumstance giving rise to the change:	Others
Please specify details:	sale of shares in Singapore Airlines Ltd

Shares held in the name of registered holder

No. of shares of the change:	2,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	14.60
No. of shares held before change:	5,000
% of issued share capital:	0
No. of shares held after change:	3,000
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	5,000
% of issued share capital:	0	0
No. of shares held after change:	0	3,000
% of issued share capital:	0	0
Total shares:	0	3,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/03/2002 to the SGX

MASNET No. 22 OF 20.03.2002
Announcement No. 25

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of director:	K. Shanmugam
Date of notice to company:	20/03/2002
Date of change of interest:	19/03/2002
Name of registered holder:	K. Shanmugam
Circumstance giving rise to the change:	Others
Please specify details:	sale of shares in Singapore Airlines Ltd

Shares held in the name of registered holder

No. of shares of the change:	2,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	14.70
No. of shares held before change:	3,000
% of issued share capital:	0
No. of shares held after change:	1,000
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	3,000
% of issued share capital:	0	0
No. of shares held after change:	0	1,000
% of issued share capital:	0	0
Total shares:	0	1,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/03/2002 to the SGX

MASNET No. 23 OF 20.03.2002
Announcement No. 26

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of director:	K. Shanmugam
Date of notice to company:	20/03/2002
Date of change of interest:	19/03/2002
Name of registered holder:	K. Shanmugam
Circumstance giving rise to the change:	Others
Please specify details:	sale of shares in Singapore Airlines Ltd

Shares held in the name of registered holder

No. of shares of the change:	1,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	14.80
No. of shares held before change:	1,000
% of issued share capital:	0
No. of shares held after change:	0
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	0	1,000
% of issued share capital:	0	0
No. of shares held after change:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/03/2002 to the SGX